Exhibit 99.1

TAL Announces Agreements for US$3.3 Billion of Private Placement with Silver Lake and Other Investors

(Beijing–December 28, 2020) — TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced that a group of investors has agreed to invest an aggregate of $3.3 billion in the Company through private placement, of which $2.3 billion is in convertible notes (the “Convertible Notes Portion”), and $1 billion is in newly issued Class A common shares (the “Equity Portion”) of the Company. Silver Lake, a global leader in technology investing, led the Convertible Notes Portion.

The transaction is subject to customary closing conditions and the closing is expected to take place in the near future. Immediately following the closing of the transaction, assuming the conversion of the entire Convertible Notes Portion into shares, the Convertible Notes Portion and the Equity Portion will account for 4.3% and 2.2% of the Company’s outstanding shares, respectively. The investors have each agreed not to sell, transfer or dispose of any securities acquired in the transaction for six months after the closing. The convertible notes will bear an interest of 0.50% per annum, mature on February 1, 2026, and be convertible into American depositary shares (“ADSs”) of the Company at the holder’s option.

“We welcome this round of investment as an endorsement of our unwavering commitment to providing a better learning experience for the student community.” said Bangxin Zhang, Chief Executive Officer of TAL.

“We are pleased to invest in TAL as China’s leading EdTech platform and have strong conviction in the Company’s leadership position and growth prospects in the education space,” said Ken Hao, Chairman of Silver Lake.

The issuance of the securities is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering and is made in reliance on, and in compliance with, Regulation S under the Securities Act.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Information regarding these risks and uncertainties is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum as well as competence oriented programs. The Company's learning center network currently covers 91 cities. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Silver Lake

Silver Lake is a global technology investment firm, with approximately $75 billion in combined assets under management and committed capital and a team of professionals based in North America, Europe and Asia. Silver Lake’s portfolio of investments collectively generates more than $180 billion of revenue annually and employs more than 400,000 people globally. For more information about Silver Lake and its portfolio, please visit www.silverlake.com.

For further information, please contact:

TAL EDUCATION GROUP

Echo Yan

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

SILVER LAKE

Jennifer Stroud

Edelman

Tel: +1 646 565 1792

Email: Jennifer.Stroud@edelman.com